Exhibit 99.1

Bao'an District of Shenzhen municipality and Lilium partner for eVTOL service in China

•	MoU signed is first step towards launching a safe and sustainable eVTOL service in China and the broader Asia-Pacific region, starting with the Greater Bay Area
•	Lilium plans to open a regional headquarters in Bao’an District before year-end with the aim of providing Lilium Jet sales, services, and support to the Greater Bay Area
•	Bao’an District to support market assessment, office and vertiport establishment, and entry into service in China for the Lilium Jet

Paris, France, June 19 2023: The Bao’an District of Shenzhen municipality and Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, have signed a Memorandum of Understanding (MoU) for the opening of a regional Lilium headquarters in Bao’an District as a first step in a partnership to establish a safe and sustainable eVTOL service in China with the Lilium Jet. The collaboration will initially focus on the Guangdong–Hong Kong-Macao Greater Bay Area, with a population of over 85 million people, with plans to grow across China and the broader Asia-Pacific region.

The goal of the regional headquarters is to represent Lilium in China and the Asia-Pacific region and to facilitate Lilium Jet sales, services, and support in the area. The Bao’an District’s extensive regional knowledge will benefit Lilium as the two parties build the foundation for premium eVTOL operations in the Greater Bay Area, including defining launch routes, use cases, and other logistics related to the Lilium Jet’s entry into service.

A representative of the Bao’an District of Shenzhen municipality said: “As the aerial gateway of Shenzhen and a hub for the aerospace industry, Bao'an District possesses unique advantages in the development of the low-altitude economy, including a central location in the Greater Bay Area, robust industrial support, and a wide range of application scenarios. Lilium has always been at the forefront of the eVTOL field and is a global leader in electric aviation. Going forward, we will create a better environment and provide greater support for the project to land, allowing enterprises to develop in Bao'an with peace of mind. We also hope that Lilium will accelerate its footprint in Bao'an, expanding the establishment of sales centers, research and development centers, production, and other facilities in Bao'an, to achieve faster and stronger growth.”

Klaus Roewe, CEO of Lilium said: “China represents an enormous opportunity for the eVTOL industry we believe, projecting to amount to as much as 25% of the market. We are thrilled to be entering China with such a strong partner – the Bao’an District. Fast, comfortable, and sustainable transport will strongly contribute to the region’s development. We are grateful for the commitment and engagement the Bao’an District is offering.”

Lilium has strong customer interest for the Lilium Jet worldwide, and to date has a pipeline of potential sales from multiple customers across Europe, South America, the Middle East, the United States, and Asia. Entry into the important Chinese market underlines the rapid global penetration of Lilium as a leading eVTOL manufacturer.

Contact information for media:

Lilium

Meredith Bell

+41794325779

press@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit lilium.com.

Lilium Forward Looking Statements:

The information contained in press release contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, the Lilium Group’s partnership with the Bao'an District of Shenzhen municipality including the agreement and related collaboration mentioned above, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “establish,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.